BY FACSIMILE AND EDGAR TRANSMISSION

January 23, 2008

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	IPC The Hospitalist Company, Inc.
Registration Statement on Form S-1 (File No. 333-145850)

Dear Sir/Madam:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the underwriters, hereby join in the request of IPC The Hospitalist Company, Inc. that the effective date for the above-referenced registration statement be accelerated so that it be declared effective at 3:00 p.m. (Eastern Standard Time), on January 24, 2008, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we advise you that copies of the preliminary prospectus, dated January 14, 2008, relating to the above-referenced offering have been distributed as follows during the period of January 14, 2008 through January 22, 2008:

9,508	total copies distributed;
8,722	copies to prospective underwriters;
650	copies to institutional investors; and
136	copies to others.

We also wish to advise you that the underwriters have complied with and will continue to comply with the requirements regarding the distribution of preliminary prospectuses and final prospectuses set forth in Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, Credit Suisse Securities (USA) LLC Jefferies & Company, Inc. By: Credit Suisse Securities (USA) LLC

By:	/s/ Steven M. Schwartz
Name: Title:	Steven M. Schwartz Managing Director